# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Talkspace, Inc., CIK 0001803901
CUSIP: 87427V103
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 622 THIRD AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 03/09/2026
Amends the filing with accession number 0000914121-21-007252
Filed by CIK 0001652522
Persons authorized to receive notices and communications: Douglas L. Braunstein, Hudson Executive Capital LP, c/o Talkspace, Inc., 622 Third Avenue, New York, New York (NY), 10017, 212-284-7206

## Reporting persons
- HEC Management GP LLC: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,980,600; sole dispositive power 0; shared dispositive power 18,980,600; aggregate amount beneficially owned 18,980,600 (11% of the class)
  Comment: Note to Rows 8 and 10: Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
  
  Note to Row 13: Percentage beneficial ownership is based on 165,656,124 shares of the Issuer's common stock, $0.0001 par value per share ("Common Stock"), outstanding as of November 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 6, 2025, together with 7,640,000 shares of Issuer's Common Stock issuable upon the exercise of warrants owned by the Reporting Person named above.
- Hudson Executive Capital LP (CIK 0001652522): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,980,600; sole dispositive power 0; shared dispositive power 18,980,600; aggregate amount beneficially owned 18,980,600 (11% of the class)
  Comment: Note to Rows 8 and 10: Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
  
  Note to Row 13: Percentage beneficial ownership is based on 165,656,124 shares of the Issuer's Common Stock, outstanding as of November 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025, together with 7,640,000 shares of Issuer's Common Stock issuable upon the exercise of warrants owned by the Reporting Person named above.
- HEC Master Fund LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,980,600; sole dispositive power 0; shared dispositive power 18,980,600; aggregate amount beneficially owned 18,980,600 (11% of the class)
  Comment: Note to Rows 8 and 10: Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
  
  Note to Row 13: Percentage beneficial ownership is based on 165,656,124 shares of the Issuer's Common Stock, outstanding as of November 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025, together with 7,640,000 shares of Issuer's Common Stock issuable upon the exercise of warrants owned by the Reporting Person named above.
- Douglas L. Braunstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,279,340; shared voting power 18,980,600; sole dispositive power 7,279,340; shared dispositive power 18,980,600; aggregate amount beneficially owned 26,259,940 (14.9% of the class)
  Comment: Note to Rows 7 and 9: Inclusive of (a) 2,274,446 shares of Issuer's Common Stock owned jointly among Mr. Braunstein and his spouse, including through a trust, (b) 2,270,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D owned jointly among Mr. Braunstein and his spouse and (c) 703,402 shares underlying certain options exercisable within 60 days of the date of this Schedule 13D.
  
  Note to Rows 8 and 10: Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
  
  Note to Row 13: Percentage beneficial ownership is based on 165,656,124 shares of the Issuer's Common Stock outstanding as of November 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025, together with 9,910,000 shares of Issuer's Common Stock issuable upon the exercise of warrants owned by the Reporting Person named above and 703,402 shares of Issuer's Common Stock underlying certain options owned by the Reporting Person named above.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Talkspace, Inc.
Address of issuer's principal executive offices: 622 THIRD AVENUE, NEW YORK, New York (NY), 10017
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") relates to the Schedule 13D filed on July 2, 2021 (the "Initial 13D", as amended by Amendment No. 1 thereto filed November 17, 2021, and, as amended and supplemented through the date of this Amendment No. 2, collectively, the "Schedule 13D") by the Reporting Persons, relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Talkspace, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment: The last sentence of Item 2(c) is hereby amended and restated in its entirety as follows: The principal business address for each of the Reporting Persons is c/o Talkspace, Inc., 622 Third Avenue, New York, New York 10017.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the following:

The information provided in Item 6 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 5(a) and 5(b) are each hereby amended and supplemented to incorporate by reference the information provided in the cover pages and in response to Item 1 of this Amendment No. 2.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the following:

Merger Agreement

On March 9, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Universal Health Services, Inc., a Delaware corporation ("Parent"), and UHS Merger Subsidiary, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Merger Sub"). Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as an indirect wholly owned subsidiary of Parent.

Voting Agreement

On March 9, 2026, concurrently with the execution of the Merger Agreement, Parent entered into a voting agreement with certain Reporting Persons, solely in their capacities as stockholders of the Issuer, pursuant to which, among other things, the Reporting Persons (collectively, the "Holders"), among other things, to vote all of their shares of the Issuer's Common Stock beneficially owned (A) in favor of adopting the Merger Agreement and any other actions contemplated by the Merger Agreement in respect of which the approval of the Company's stockholders is requested, (B) against any alternative takeover proposal from a third party and (C) against any other action that would reasonably likely be intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, affect in an adverse manner or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

The Voting Agreement will terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time (as defined in the Merger Agreement), (iii) the entry, without the prior written consent of the applicable Holders, into any material modification or amendment to the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to such Holders pursuant to the Merger Agreement as in effect on the date of the Voting Agreement and (iv) with respect to any Holder, the mutual written agreement of such Holder and Parent.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Voting Agreement, a copy of which is attached as Exhibit 99.1 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by the following:

99.1. Form of Voting Agreement (incorporated by reference to Exhibit 99.1 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on March 9, 2026).

## Signatures
- HEC Management GP LLC: /s/ Douglas L. Braunstein, Douglas L. Braunstein, Managing Member (03/10/2026)
- Hudson Executive Capital LP: /s/ Douglas L. Braunstein, Douglas L. Braunstein, Managing Member (03/10/2026)
- HEC Master Fund LP: /s/ Douglas L. Braunstein, Douglas L. Braunstein, Investment Manager (03/10/2026)
- Douglas L. Braunstein: /s/ Douglas L. Braunstein, Douglas L. Braunstein (03/10/2026)